Natcore Technology Celebrates First Anniversary as Fully Reporting Company With SEC

ROCHESTER, N.Y., May 31, 2016 /CNW/ -- Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF; Frankfurt: 8NT) has reached its first anniversary as a fully reporting issuer with the U.S. Securities & Exchange Commission.

Natcore initially became a fully reporting company after filing an SEC Form F-1 Registration Statement, effective as of May 26, 2015. The company’s recent filing of Form 20-F brings it current with all of its required filings.

“This anniversary brings benefits to Natcore’s shareholders, particularly those residing in the U.S.,” says Tom Scarpa, Natcore’s Senior Vice President/Investor Relations. “Probably the most tangible of these is the reduced holding period.” Under SEC rule 144, the holding period for American participants in a private placement was twelve months. Now that Natcore has reached its one-year anniversary as a fully reporting issuer, that holding period is reduced to six months. For Canadian participants, the holding period is unchanged at four months. “There is a broader benefit as well,” says Scarpa. “This milestone should strengthen investor confidence in the company, both among private and institutional investors.” Becoming a fully reporting issuer in the U.S. significantly expanded Natcore’s eligibility for both analyst coverage and investor interest. Many institutional investors are unable to acquire the securities of a company that is not fully reporting with the SEC. By becoming fully reporting, Natcore created new opportunities for acquisition of their securities by institutional investors.

Statements herein other than purely historical factual information, including statements relating to revenues or profits, or Natcore’s future plans and objectives, or expected sales, cash flows, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in Natcore’s business, including risks inherent in the technology history. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, Natcore expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact: Tom Scarpa
585-286-9180
Info@natcoresolar.com

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SOURCE Natcore Technology Inc.

%SEDAR: 00026055E

CO: Natcore Technology Inc.

CNW 09:00e 31-MAY-16